EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio computation)

	Six months ended	Year ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
	(Restated)
Pretax income from continuing operations before adjustment for noncontrolling interest	$45,894	$17,854	$68,080	$34,930	$48,052	$53,337
Adjustments:
Equity in (income) loss in unconsolidated joint ventures	(811)	116	88	(108)	0	(204)
Fixed charges	45,223	82,090	76,400	65,413	71,985	62,846
Distributed income of equity investees	513	346	371	171	0	3,308
Capitalized interest	(1,028)	(2,244)	(1,430)	(2,934)	(3,194)	(5,820)

Earnings as Defined	$89,791	$98,162	$143,509	$97,472	$116,843	$113,467

Fixed Charges:
Interest expense	$42,424	$75,104	$71,229	$62,752	$69,209	$58,812
Capitalized interest	1,028	2,244	1,430	2,934	3,194	5,820
Amortization (accretion) of debt discounts (premiums), net	666	2,818	2,221	(1,902)	(2,102)	(3,289)
Amortization of loan fees	1,105	1,924	1,520	1,629	1,684	1,503

Fixed Charges	$45,223	$82,090	$76,400	$65,413	$71,985	$62,846

Ratio of earnings to Fixed Charges	1.99	1.20	1.88	1.49	1.62	1.81